Poniard Pharmaceuticals, Inc.	7000 Shoreline Court, Ste 270
South San Francisco, CA 94080
650.583.3774 main
650.745.4437 fax

May 29, 2009

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

100 F Street, NE

Washington, D.C.  20549

Re:	Poniard Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed May 15, 2009
File No. 333-159253

Dear Mr. Riedler:

Poniard Pharmaceuticals, Inc. (the “Company”) is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 27, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 filed on May 15, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions.  For your convenience, we have included the Staff’s comments, followed by the Company’s response.

The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Calculation of Registration Fee

1.                                       Please delete the following language from the registration fee table: “. . .including but not limited to, the operation of any antidilution provisions set out in the warrants registered hereunder.”  This language appears to be significantly broader than what is allowed by Rule 416 of the Securities Act.

Response:  The language has been deleted from the registration fee table in the Amendment.

Description of Warrants, page 5

2.                                       Please revise the registration statement to discuss the antidilution provisions set out in the warrants to be registered under this registration statement.

Response:  The Company has not entered into any agreement or arrangement relating to warrants to be issued under the Registration Statement.  The terms provided in the Registration Statement are customary terms that the Company would expect to be included in warrants that might be registered under a prospectus supplement to the Registration Statement; however, they do not and cannot reflect the specific terms that may be negotiated under a warrant agreement.  We have revised the Registration Statement to expressly state that the Company has not entered into any warrant agreements and that at such time as the Company does enter into an agreement, if at all, the Company will file a prospectus supplement which contains the negotiated terms of the warrant agreement, which terms may be different from, or in addition to, the terms set forth in the Registration Statement.  Please see page 5 of the Amendment.

*  *  *  *

We greatly appreciate your prompt response to this letter.  If you have any further comments or questions regarding this letter, please contact the undersigned at (650) 583-3789.

Very truly yours,

/s/ Gregory L. Weaver
Gregory L. Weaver
Chief Financial Officer and Senior Vice President, Finance

cc:	Securities and Exchange Commission (Laura Crotty, Division of Corporation Finance, Suzanne Hayes, Legal Branch Chief)
Poniard Pharmaceuticals, Inc. (G. McMahon, R. Martell, A. Wight, M. Jackson)
Perkins Coie LLP (F. Wilson, J. Lisbakken)